04015736

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 3/17

CM 3/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 52557

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Woodward Financial Corporation

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

690 East Maple, Suite 175
(No. and Street)

Birmingham Michigan 48009-6353
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Troszak (248) 258-6575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Long Russell D.

P.O. Box 1475 Birmingham MI 48009
(ADDRESS) Number and Street City State Zip Code

SEC MAIL RECEIVED PROCESSING
MAR - 1 2004
WASH., D.C. 199 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-78)

NORTH WOODWARD FINANCIAL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

North Woodward Financial Corporation

Table of Contents

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

To the Director and Stockholder of
North Woodward Financial Corporation
Birmingham, MI

We have audited the accompanying balance sheet of North Woodward Financial Corporation as of December 31, 2003, and the related statement of operations, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and peform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of North Woodward Financial Corporation, as of December 31, 2003, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Russell D. Long CPA P.C.

Birmingham, Michigan
February 27, 2004

North Woodward Financial Corporation
Statement of Assets, Liabilities and Stockholders Equity
For the years ended December 31, 2003 and 2002

		2003		2002
ASSETS				
Current Assets				
Cash - Operating	$	18,995	$	823
Cash - Clearing Deposit				25,000
Accounts Receivable				5,407
Total Current Assets:	$	18,995	$	31,230
Property and Equipment				
Equipment	$	5,000	$	5,600
Leasehold Improvements		2,000		2,434
Total Property and Equipment	$	7,000	$	8,034
TOTAL ASSETS	**$**	**25,995**	**$**	**39,264**
LIABILITIES AND EQUITY				
Current Liabilities	$		$	6,000
Stockholder's Equity		25,995		33,264
TOTAL LIABILITIES AND EQUITY	**$**	**25,995**	**$**	**39,264**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Income
For the periods ended December 31, 2002 and 2001

	2003	2002
Revenue		
Revenue - FiServ	$ 68,023	$ 53,785
Revenue - Mutual Funds		9,794
Revenue - Insurance		12,130
Revenue - Leased Employee		1,393
Revenue - Miscellaneous		2,898
Total Revenue	**$ 68,023**	**$ 80,000**
Cost of Revenue:		
Cost of Revenue-Commissions	$ 32,646	$ 35,539
Cost of Revenue-Labor	3,225	8,565
Cost of Revenue-Communications	3,369	6,618
Cost of Revenue-Insurance	1,671	2,600
Cost of Revenue-Professional Fees	7,447	2,629
Cost of Revenue-Transportation	646	2,447
Cost of Revenue-NASD Regulation	2,760	750
Cost of Revenue-Software & Devlmt	5,641	3,939
Total Cost of Revenue	$ 57,405	$ 63,087
Operations Expense:		
License, Dues, Subscriptions		340
Bank Charges, Office Supplies	2,594	638
Postage, Delivery, Printing	495	383
Rent and Utilities	6,500	8,173
Employee Benefits	735	470
Depreciation & Amortization	1,034	3,297
Miscellanous	8,090	3,990
Total Operations Expense	$ 19,448	$ 17,291
Net Income/(Loss)	**$(8,830)**	**$(378)**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Retained Earnings
for the year ended December 31, 2002

Retained earnings, Beginning of year	$	33,264
Net income	(	8,830)
Prior Period Adjustment		1,561
Retained earnings, End of year	$	25,995

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Cash Flow
for the year ended December 31, 2002

Cash flows from operating activities:	
Net Income	$(7,269)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,034
(Gain) loss on disposal of property	25,000
(Increase) decrease in accounts receivable	5,407
Increase (decrease) in accounts payable	(6,000)
Total adjustments	25,441
Net cash provided (used) by operating activities	18,172
Net increase (decrease) in cash and equivalents	18,172
Cash and equivalents, beginning	823
Cash and equivalents, ending	$ 18,995

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Net Capital
as of December 31, 2002

Net Worth	$	25,995
Total Ownership Equity	$	25,995
Less: Non-Allowable Assets	(	7,000)
NET CAPITAL	$	18,995
Net Capital Requirement		5,000
Net Capital in excess of requirement	**$**	**13,995**

Summary of Significant Accounting Policies:

The summary of significant accounting policies of North Woodward Financial Corporation (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These policies conform to generally accepted accounting principles.

Nature of Business:

The Company's primary business activity is the trading of securities as a broker-dealer.

Related Business Entities:

The Company is related to other business entities through common ownership. These financial statements do not include any other related business entities that are under common ownership.

Methods of Accounting:

Assets, liabilities, revenue and expenses are recognized on the accrual method of accounting for financial statement presentation and an income tax method (cash basis) for the State of Michigan and for United States federal income tax purposes.

Computation of Net Capital:

No material differences exist between prior (12-31-02) and current (12-31-03) net capital.

OATH OR AFFIRMATION

I, Douglas A. Troszak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Woodward Fin., as of Dec. 31, 2003 19 __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

NOTARY PUBLIC

DORETTE K. FRONTERA
Notary Public, Oakland County, MI
My Commission Expires 01/26/2007

Dorette K Frontera
Notary Public
2-27-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

NASD Regulation
175 W. Jackson Boulevard
Suite 900
Chicago IL 60604

RE: Firm CRD No. 104097

The scope of the audit and review of the accounting system, the internal control and procedures for safeguarding securities was sufficient to provide reasonable assurance that any material inadequacies existing at the date of examination in,

A) the accounting system
B) the internal controls
C) procedures for safeguarding securities

would be disclosed.

My review of the accounting system, the internal controls and procedures for safeguarding securities, for the period since the prior examination date, revealed no material inadequacies.

Russell D. Long CPA P.C.

Birmingham, Michigan